UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
GOLDMAN SACHS MUNICIPAL OPPORTUNITY FUND
(Exact Name of Registrant as Specified in Declaration of Trust)
71 South Wacker Drive
Chicago, Illinois 60606
(Address of Principal Business Office)
(312) 655-4400
(Registrant’s Telephone Number including area code)
PETER V. BONANNO, ESQ.
Goldman, Sachs & Co.
One New York Plaza — 37th Floor
New York, New York 10004
(Name and Address of Agent for Service of Process)
Copies of Communications to:
STEPHEN H. BIER, ESQ.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☑ NO ☐

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City and State of New York on the 24th day of October, 2008.

Goldman Sachs Municipal Opportunity Fund
By:	/s/ Peter V. Bonanno
Peter V. Bonanno, Secretary

Attest:	/s/ George Djurasovic

George Djurasovic, Assistant Secretary